Exhibit 21.1

Freescale Semiconductor, Inc.

Significant Subsidiary List

at December 31, 2005

Name	State/Country of Incorporation
Freescale Halbleiter Deutschland GmbH	Germany
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor Japan Limited	Japan
Freescale Semiconductor Singapore Pte. Ltd.	Singapore